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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No.  )*



                              Medinex Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64115R108
                                 (CUSIP Number)


(01/02/02)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (3-00)                 Page 1 of 8 pages

                                       13G
CUSIP No. 64115R108                                       Page 2 of 8 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Chester L.F. and Jacqueline M. Paulson, as joint tenants
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)
                                                                      (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                       5   SOLE VOTING POWER

                           148,500
NUMBER OF              ---------------------------------------------------------
SHARES                 6   SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON      2,510,200
WITH                   ---------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           148,500
                       ---------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           2,510,200
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,658,700
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      17.4%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------







SEC 1745 (3-00)                 Page 2 of 8 pages

                                      13G
CUSIP No. 64115R108                                     Page 3 of 8 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Paulson Capital Corporation
      IRS No. 93-0589534
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)
                                                                      (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                       5   SOLE VOTING POWER

                           2,310,000
NUMBER OF              ---------------------------------------------------------
SHARES                 6   SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH                   ---------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           2,310,000
                       ---------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,310,000
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [  ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      15.2%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------





SEC 1745 (3-00)                 Page 3 of 8 pages

Item 1.  Issuer

      (a)   The name of the Issuer is Medinex Systems, Inc.

      (b) The Issuer's executive offices are located at 1200 West Ironwood, Suite 309, Coeur d'Alene, Idaho 83814.

Item 2.  Reporting Person and Security

      (a) This statement is being filed jointly by each of the following persons pursuant to Rule 13d- 1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended:
(i) Chester L.F. and Jacqueline M. Paulson, as joint tenants and each individually (together, the "Paulsons"); and (ii) Paulson Capital Corporation, an Oregon corporation ("PCC"), which directly wholly owns Paulson Investment Company, Inc., an Oregon corporation ("PIC"). The Paulsons and PCC are collectively referred to as the "Reporting Persons."

      Information with respect to the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information by another Reporting Person, except as otherwise provided in Rule 13d-1(k). By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

      (b) The Paulsons' principal business address is 811 S.W. Naito Parkway, Suite 200, Portland, OR 97204. Each of PCC's and PIC's principal business address is 811 S.W. Naito Parkway, Suite 200, Portland, OR 97204.

      (c) The Paulsons are citizens of the United States of America, and PCC and PIC are organized under the laws of the United States of America.

      (d) This Statement relates to shares of Common Stock of Medinex Systems, Inc.

      (e) The CUSIP number assigned to the Common Stock of the Issuer is 64115R108.

Item 3. Filings Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      (a) /X/ Broker or dealer registered under Section 15 of the Exchange Act (PIC is a registered broker/dealer);

      (b)   / / Bank as defined in section 3(a)(6) of the Exchange Act;

      (c) / / Insurance company as defined in section 3(a)(19) of the Exchange Act;

      (d) / / Investment company registered under section 8 of the Investment Company Act of 1940;

      (e)   / / An investment adviser in accordance with Rule
            13d-1(b)(1)(ii)(E);

      (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) / / A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

      (h) / / A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;



SEC 1745 (3-00)                 Page 4 of 8 pages

      (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

      (j)   / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box /X/

Item 4. Ownership

      (a) Under the rules and regulations of the Securities and Exchange Commission (the "SEC"), the Paulsons may be deemed to be the beneficial owners of a total of 2,658,700 shares of Issuer Common Stock. The Paulsons may be deemed to control Paulson Capital Corp. ("PCC"), which wholly owns Paulson Investment Company, Inc. ("PIC").

      Through a trust the Paulsons indirectly own 148,500 shares of Issuer Common Stock, and the Paulsons may be deemed to indirectly own 2,510,200 shares of Issuer Common Stock. Pursuant to SEC Rule 13d-4, the Paulsons expressly disclaim beneficial ownership of (i) the 2,310,000 shares of Issuer Common Stock of which PIC is the record owner; and (ii) the 200,200 shares of Issuer Common Stock of which relatives of the Paulsons, who do not reside with the Paulsons, are the record owners (the "Paulson Relatives").

      The 148,500 shares of Issuer Common Stock directly owned by a trust controlled by the Paulsons are comprised of: (i) 135,000 shares of Issuer Common Stock; and (ii) warrants to purchase 13,500 shares of Issuer Common Stock.

      The 2,510,200 shares of Issuer Common Stock which the Paulsons may be deemed to indirectly beneficially own are comprised of: (i) 2,100,000 shares of Issuer Common Stock of which PIC is record owner; (ii) a warrant to purchase 210,000 shares of Issuer Common Stock of which PIC is record owner; (iii) 182,000 shares of Issuer Common Stock of which the Paulson Relatives are the record owners; and (iv) warrants to purchase 18,200 shares of Issuer Common Stock of which the Paulson Relatives are the record owners.

      (b) As of December 31, 2001, the Issuer had at least 15,007,971 shares of Issuer Common Stock issued and outstanding (the "Issuer Outstanding Shares"), calculated as follows: (i) 12,907,971 issued and outstanding shares of Issuer Common Stock as of October 31, 2001, as reported in the Issuer's Form 10-QSB filed with the SEC on November 13, 2001; plus (ii) 2,417,000 shares of Issuer Common Stock issued in the transaction in which the Paulsons, the Paulson Relatives and PCC acquired the shares that are subject of this report. The Paulsons' actual and deemed beneficial ownership of Issuer Common Stock represented approximately 17.4% of the Issuer Outstanding Shares. PCC's indirect beneficial ownership of Issuer Common Stock represented approximately 15.2% of the Issuer Outstanding Shares.

      (c) (i) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have sole power to vote or direct the vote of 148,500 shares. Of the total amount of shares indirectly beneficially owned by PCC, PCC has sole power to vote or direct the vote of 2,310,000 shares.

            (ii) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have shared power to vote or direct the vote of 2,510,200 shares.


SEC 1745 (3-00)                                         Page 5 of 8 pages

            (iii) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have sole power to dispose or direct the disposition of 148,500 shares. Of the total amount of shares indirectly beneficially owned by PCC, PCC has sole power to dispose or direct the disposition of 2,310,000 shares.

            (iv) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have shared power to dispose or direct the disposition of 2,510,200 shares.

Item 5. Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            See Item 4(a).

Item 8. Identification and Classification of Members of the Group

            Not applicable.

Item 9. Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



























SEC 1745 (3-00)                 Page 6 of 8 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   March 5, 2002
                                        ----------------------------------------
                                                          Date

                                        /s/CHESTER L.F. PAULSON
                                        ----------------------------------------
                                                   Chester L.F. Paulson

                                                   March 5, 2002
                                        ----------------------------------------
                                                          Date

                                        /s/JACQUELINE M. PAULSON
                                        ----------------------------------------
                                                   Jacqueline M. Paulson


                                                   March 5, 2002
                                        ----------------------------------------
                                                          Date

                                        PAULSON CAPITAL CORP.

                                        /s/CHESTER L.F. PAULSON
                                        ----------------------------------------
                                               Chester L.F. Paulson, Chairman



























SEC 1745 (3-00)                                         Page 7 of 8 pages

                                    Exhibit 1


                       SCHEDULE 13G JOINT FILING AGREEMENT

         The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

         (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G in accordance with the Securities Exchange Act of 1934 and the regulations promulgated thereunder is attached and such schedule is filed on behalf of the undersigned and each other person executing this Agreement; and

         (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein; provided, however, that none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed, in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

         DATED: March 5, 2002             PAULSON CAPITAL CORPORATION

                                          /s/CHESTER L.F. PAULSON
                                          -----------------------------
                                          By:  Chester L.F. Paulson
                                          Its:   Chairman of the Board

                                          PAULSON INVESTMENT COMPANY, INC.

                                          /s/CHESTER L.F. PAULSON
                                          -----------------------------
                                          By: Chester L.F. Paulson
                                          Its:  Chairman of the Board

                                          /s/CHESTER L.F. PAULSON
                                          -----------------------------
                                          Chester L.F. Paulson, an individual

                                          /s/JACQUELINE M. PAULSON
                                          -----------------------------
                                          Jacqueline M. Paulson, an individual